UNITED STATES
                  SECURITIES AND EXCHANGE COMMISSION
                         Washington, DC 20549

                           SCHEDULE 13G/A

              Under the Securities Exchange Act of 1934
                          (Amendment No. 1)

                     TONG AH GLOBAL VENTURES CORP.
                           (Name of Issuer)

                             Common Stock
                    (Title of Class of Securities)

                                 None
                            (CUSIP Number)

                           September 1, 2001
       (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     /    /    Rule 13d-1(b)
     /    /    Rule 13d-1(c)
     / x  /    Rule 13d-1(d)

1.        Names of Reporting Persons:        FS Capital Markets Group Inc.
                                             Michael Tay (1)

      (1) Michael Tay is the controlling shareholder and director of FS Capital Markets Group Inc. and deemed to be the beneficial owner of the shares of common stock owned by it.

2.        Check the appropriate box if a member of a group:        (a) /x/
                                                                   (b)

3.        SEC use only

4.        Citizenship or place of organization

          Michael Tay                        Natural person, citizen of the
                                             United States
          FS Capital Markets Group Inc.      Delaware corporation


5-8.                            Sole       Shared   Sole          Shared
                                Voting     Voting   Dispositive   Dispositive
                                Power      Power    Power         Power

FS Capital Markets Group Inc.   0                   0 (1)
Michael Tay                     0                   0

      (1) Michael Tay is the controlling shareholder of FS Capital Markets Group Inc.

9&11. Aggregate amount beneficially owned by each reporting person and percent of class.

                                    Aggregate amount
                                    Beneficially        Percent
                                    Owned               of Class

FS Capital Markets Group Inc.       0                   0%   (1)
Michael Tay                         0                   0%

      (1) Michael Tay is the controlling shareholder and director of FS Capital Markets Group Inc. and may be deemed to be the beneficial owner of the shares of common stock owned by it.

10.       Check box if aggregate amount in #9
          excludes certain shares.                           Not applicable.

12.       Type of reporting Person

              FS Capital Markets Group Inc.       CO
              Michael Tay                         IN


----------------------------------------------------------------------
                             Schedule 13G/A            Part 2, page 1


Item 1(a)      Name of Issuer: Tong Ah Global Ventures Corp.

     (b)       Address of Issuer's Principal Executive Offices:

                                                    1260 East Vista Way
                                                    Vista, CA 92084

Item 2(a)      Name of Person Filing:               Michael Tay

     (b)       Address of Principal Business or,
               if none, Residence:                  1422 Chestnut Street
                                                    Suite #410
                                                    Philadelphia, PA 19102

     (c)       Citizenship:                         United States

     (d)       Title of Class of Securities:        Common Stock

     (e)       CUSIP Number:                        None

Item 3.        If statement is filed pursuant to
               Rule 13d-1(b) or 13d-2(b) or (c)     Not applicable

Item 4.        Ownership

     (a)       Amount beneficially owned:           0 shares
     (b)       Percent of Class:                    0%
     (c)       Number of Shares as to which
               such person has:
        (i) sole power to vote or to direct the vote            0
        (ii) shares power to vote or to direct the vote         0
        (iii) sole power to dispose or to direct the
              disposition of                                    0
        (iv) shared power to dispose or to direct the
               disposition of                                   0

Item 5. Ownership of Five Percent or Less of a Class

        If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ X ].

Item 6.  Ownership of More than Five Percent
             on Behalf of Another Person:                 Not applicable

Item 7.  Identification and Classification of the
         Subsidiary Which Acquired the Security
         being Reported on By the Parent
         Holding Company                                  Not applicable

Item 8. Identification and Classification of Members of the Group

        The group consists of Michael Tay, a natural person, and FS Capital Markets Group Inc., a Delaware corporation of which Michael Tay is the controlling shareholder and director.

Item 9. Notice of Dissolution of Group:                   Not applicable

Item 10. Certification:

        By signing below the undersigned certifies that, to the best of its knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

     After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


                              By: /s/ Michael Tay
                              ------------------------------
                              Michael Tay
September 10, 2001

----------------------------------------------------------------

                             Schedule 13G/A             Part 2, page 3


Item 1(a)      Name of Issuer: Tong Ah Global Ventures Corp.

     (b)       Address of Issuer's Principal Executive Offices:

                                                    1260 East Vista Way
                                                    Vista, CA 92084

Item 2(a)      Name of Person Filing:        FS Capital Markets Group Inc.

     (b)       Address of Principal Business or,
               if none, Residence:
                                                    1422 Chestnut Street
                                                    Suite #410
                                                    Philadelphia, PA 19102

     (c)       Citizenship:                         Delaware corporation

     (d)       Title of Class of Securities:        Common Stock

     (e)       CUSIP Number:                        None

Item 3.        If statement is filed pursuant to
               Rule 13d-1(b) or 13d-2(b) or (c)     Not applicable

Item 4.        Ownership

     (a)       Amount beneficially owned:              0 shares (1)
     (b)       Percent of Class:                       0%
     (c)       Number of Shares as to which
               such person has:
        (i) sole power to vote or to direct the vote         0
        (ii) shared power to vote or to direct the vote      0
        (iii) sole power to dispose or to direct the
               disposition of                                0
        (iv) shared power to dispose or to direct the
               disposition of                                0

    (1) Michael Tay is the controlling shareholder and director of FS Capital Markets Group Inc.

Item 5. Ownership of Five Percent or Less of a Class

        If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ X ].

Item 6. Ownership of More than Five Percent
        on Behalf of Another Person:                        Not applicable

Item 7. Identification and Classification of the
        Subsidiary Which Acquired the Security being
        Reported on By the Parent Holding Company           Not applicable

Item 8. Identification and Classification of Members of the Group

        The group consists of Michael Tay, a natural person, and FS Capital Markets Group Inc., a Delaware corporation, of which Michael Tay is the controlling shareholder and director.

Item 9. Notice of Dissolution of Group:                     Not applicable

Item 10. Certification:

        By signing below the undersigned certifies that, to the best of its knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

     After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


                              FS Capital Markets Group Inc.

                              By: /s/ Michael Tay
                              ---------------------------------
                              Michael Tay
                              Its: President & Director
September 10, 2001